Exhibit 99.6

STORM CAT ENERGY CORPORATION

Management Discussion and Analysis

March 31, 2006

This Management Discussion and Analysis (“MD&A”) for Storm Cat Energy Corporation (“Storm Cat” or the “Company”) should be read in conjunction with the unaudited interim Consolidated Financial Statements (“Interim Financial Statements”) for the period ended March 31, 2006 and  with the audited 20F Annual Report for the year ended 2005.  The Interim Financial Statements and audited 20F have been prepared in accordance with United States GAAP in U.S. dollars except where indicated as being in another currency. This report is dated May 15, 2006.

OVERALL PERFORMANCE

The Company achieved many of the goals it set out for the beginning of 2006, but fell short on planned drilling in the Powder River Basin because of regulatory delays and wildlife issues.

The Company fulfilled its obligations to register, in the United States, shares sold to investors in the fourth quarter 2005.  The F3 registration statement went effective in January, five months ahead of the registration rights agreement deadline.

In its efforts to focus on drilling and production, the Company successfully sold its gathering system to a third party.  The transactions netted $1,000,000 to the Company and will reduce the cost of gathering production from the Northeast Spotted Horse Field.

Craig Steinke resigned as Chairman and director of the Company to pursue other interests.  The Company was able to attract three new directors with long, successful track records in the energy sector:  Robert Clark joined the Board in January.  Jon Whitney and David Wight joined the Board in May.  Bios may be found in the Company’s press releases and on the Company’s website.

The Company continues to execute on its long term strategy of growing through the drill bit and acquiring prospective acreage that exploits the competitive advantage of the Company’s technical team.

Specific operational areas are discussed below:

Gross production from the Powder River is approximately 4,000 Mcf/day.  The Federal POD covering the 68 well drilling program expected in December was not issued until April.  As a consequence of the delay due to wildlife issues, the Company is behind on its 2006 drilling program and production.  As of the date of this MD&A, the Company has three rigs drilling and is expecting to complete the 60+ well drilling program in August; three months later than originally projected.

The Company completed drilling the Northern Dancer #1 in Alaska.  The well successfully encountered the coal seams with the thickness and gas content expected by the technical team.  The well will be completed in the third quarter to test both permeability of the formation as well its productive capacity.  The projected conventional target was not encountered.

In Elk Valley, the Company completed the two new wells drilled in December 2005.  Currently, these wells are producing 225 Mcf/day bringing total production from the five producing wells to 375 Mcf/per day.  Application for the licensing of six additional wells has been submitted for approval with the appropriate regulatory agencies.  Drilling is scheduled for late in the 2nd quarter of 2006 pending rig availability.

The Company successfully drilled three wells on its Moose Mountain prospect in Saskatchewan.  The final results will not be know until the wells are completed after the break-up season sometime in the 2nd quarter of 2006.

In Alberta, the Company expanded its acreage position by being the successful bidder in three separate Crown Land sales including one just closed in May.  Total acreage in Alberta is approximately 15,668 gross undeveloped acres.  The Company is planning on drilling a well on its Cessford acreage after break-up.  The technical team is currently scouting a prospect on its Wainwright acreage.

At the end of the first quarter, the Company had two transactions pending.  The first is for the acquisition of approximately 3,950 additional gross undeveloped acres in the Powder River Basin.  The second PSA is an offer to purchase approximately 10,000 to 20,000 gross undeveloped acres in the Fayetteville Shale in Arkansas.  As of the date of this MD&A, the Company has closed on both the Powder River and Fayetteville acreage.

The Company does not prepare quarterly reserve estimates.  The latest reserves for the Company were filed on SEDAR under the 51-101 guidelines on April 11, 2006.

RESULTS OF OPERATIONS

The Company posted Revenues of $1,279,000 for first quarter of 2006 vs. $519,000 in the first quarter of 2005.  The increase is directly related to the Company’s acquisition of the Northeast Spotted Horse property, increased production from its 2005 drilling and work-over program in the Powder River Basin and higher gas prices.

The net loss increased from $334,000 in the first quarter of 2005 to $1,306,000 in 2006.  The increases are the result of higher Operations and G&A costs which are explained in the following paragraphs.

Direct operating expenses increased for first quarter of 2005 compared to first quarter of 2006 from $250,000 to $859,000 because of the Northeast Spotted Horse property and expenses incurred on extra ordinary repairs and maintenance required to bring the properties up to the Company’s operating standards.

General and Administrative expenses totaled $1,609,000 in the first quarter of 2006 vs. $339,000 in the first quarter of 2005.  A significant portion of the increase is attributable to the $757,000 non-cash expense related to employee stock options granted in the first quarter of 2006.  The balance is attributable to the increase of employees from two in 2005 to twenty-one in 2006.

QUARTERLY RESULTS

The following table summarizes the Company’s operating results for each of the five most recently completed quarters and the 2004 annual results (in thousands):

Period	Revenue	Net Loss ($)	(Post - Split) Net Loss per Share ($)
Q 1-06	$1,278.9	$1,305.3	0.020
Q 4-05	$1,536.4	$4,408.4	0.078
Q 3-05	$1,322.5	$443.0	0.009
Q 2-05	$1,248.6	$3,175.3	0.054
Q 1-05	$519.1	$334.5	0.007
Y 12-04	$104.0	$909.0	0.040

LIQUIDITY

Liquidity Measures (MM)	March 31, 2006	December 31, 2005
Deficit	$11.067	$9.761
Working capital	$16.841	$18.445

Forward Sales:

The company has entered into contracts to deliver and sell gas at the following prices.  The Company accounts for these as normal sales.

•                  1,000/day sale to Enserco for 1 yr for April 05 - March 06 at $6.95/mmbtu for delivery at Cheyenne Hub. *

•                  20,000/mo (666/day) sale to Enserco for June 05 - March 06 at $6.34/mmbtu for delivery at Cheyenne Hub. *

•                  10,000/mo (333/day) sale to OG & E for September 05 - March 06 at $9.10/mmbtu for delivery at Cheyenne Hub. *

•                  10,000/mo (333/day) sale to OG & E for November 05 - October 06 at $8.31/mmbtu for delivery at Cheyenne Hub.

•                  30,000/mo (1,000/day) sale to Enserco for April 06 - October 06 at $9.10/mmbtu for delivery at Cheyenne Hub.

*  The forward sales asterisked above expired in the first quarter 2006

The Company has a firm transportation agreement with Cheyenne Plains Gas Pipeline Company Ltd. that expires on April 11, 2013 to transport gas from Cheyenne Plains to ANR PEPL (Oklahoma).  The agreement calls for the Company to pay $0.34/Dth on 2,000 Dth/D or approximately $20,000 per month.  The firm commitment payment is offset by any gathering charges for volumes shipped on the Cheyenne Plains pipeline to the ANR PEPL (Oklahoma) delivery hub.

The Company has a firm transportation agreement with Wyoming Interstate Company Ltd. that expires November 30, 2013.  The agreement requires the Company to pay $0.15 per Dth on 100% load basis of 4,000 Dth/D.  Gas is received at Glenrock and delivered to the Dullknife hub.

The Company anticipates that it will require further financing to carry out its development plans.  Management will consider the financing needs of the Company during the current fiscal year and, if suitable opportunities arise, may undertake new equity and/or debt financings.  Any financing is subject to regulatory approvals.

OUTSTANDING SHARE DATA

As of March 31, 2006, the Company had 66,372,396 shares issued and outstanding. There are 6,926,850 share purchase, finder fee and agent warrants outstanding.  There are currently 4,900,000 share purchase options outstanding under the Company’s Amended & Restated Share Option Plan dated for reference April 15, 2005.  The total authorized options under the plan as of March 31, 2006 are 7,000,000.

During the quarter ended March 2006, the following warrants and options were exercised:

•                  523,842 warrants for gross proceeds of $967,117

•                  194,166 options for gross proceeds of $55,330

CAPITAL RESOURCES

The Company did not complete any private placements in the first quarter of 2006.

Management anticipates raising additional funds through the private placement of common shares and/or the issuance of debt in order to meet its anticipated capital needs for the remainder of 2006.  The Company has budgeted to spend $32.0 million on capital projects in 2006: $10.0 million for development of its Powder River Basin properties, $15.0 million in Elk Valley British Columbia, $3.0 million in Alaska, $1.8 million on the Mouse Mountain Project in Saskatchewan, $1.2 million in Alberta and $1.0 million in other projects.

The Company is also investigating participation opportunities in additional exploration and development projects.  If new project interests are acquired, the Company will require additional funds for acquisition and exploration and/or development of these new projects.

The Company does not have any outstanding debt. There are no off-balance sheet arrangements.  There are no outstanding legal proceedings against the Company.

RELATED PARTY TRANSACTIONS

The Company paid $92,798.68 in legal fees to a law firm of which one of the Company’s directors is a partner.

SUBSEQUENT EVENTS

On April 4, 2006, the Chairman of Storm Cat Energy Corporation resigned to pursue other business interests.  In the interim, Michael Wozniak will act as lead director until a new Chairman is appointed.

In May, the Company acquired 7,680 acres at the Alberta Crown Land sale in the Wainwright area of Alberta, Canada for an average price of $87.28 per acre.

The Board of Directors approved the appointment of Jon Whitney and David Wight to the Board of Directors.  Refer to the Company’s website of full bios of the new directors.

On May 5, 2006, the Company closed on the acquisition of 3,950 gross undeveloped acres in the Powder River Basin.

On May 10, 2006, the Company closed on the acquisition of 16,166 gross undeveloped acres in the Fayetteville Shale in Arkansas.

DESCRIPTION OF BUSINESS

The principal business of the Company is the acquisition, exploration and development of unconventional natural gas (including coalbed methane gas) and oil properties.  At present, the Company is operating in North America.  The continued operation of the Company is dependent upon the discovery of economically recoverable oil and gas reserves on its properties, the ability of the Company to obtain the necessary financing to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposition thereof.

ACCOUNTING POLICIES AND ESTIMATES

In December 2005, the Company adopted the U.S. dollar as its functional and reporting currency to recognize that the majority of its activity is conducted in U.S. dollars.  The Company believes this will facilitate a more direct comparison to other North American exploration and development companies.  Prior to December 2005, the Company presented its financial statements using generally accepted accounting principles in Canada, and utilized the Canadian dollar as its functional and reporting currency.

Critical accounting estimates used in the preparation of the financial statements include the company’s estimate of the value of stock based compensation.  These estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the company’s control.

The factors affecting stock based compensation include estimates of when stock options might be exercised and the stock price volatility.  The timing for exercise of options is out of the Company’s control and will depend, among other things, upon a variety of factors including the market value of company shares and the financial objectives of the holders of the options.  The Company has used historical data to determine volatility in accordance with Black-Scholes modeling, however, the future volatility is inherently uncertain and the model has its limitations.  While these estimates can have a material impact on the amount of the stock based compensation expense and hence results of operations, there is no impact on the Company’s financial condition.

The Company’s recorded value of its oil and gas properties is in all cases, based on historical costs.  The Company is in an industry that is exposed to a number of risks and uncertainties, including exploration risk, development risk, commodity price risk, operating risk, ownership and political risk, funding and currency risk as well as environmental risk.  The Company’s financial statements have been prepared with these risks in mind.  All of the assumptions set out herein are potentially subject to significant change and out of the company’s control.  These changes are not determinable at this time.

RISKS AND UNCERTAINTIES

The Company is in the oil and gas exploration and development business and as such is exposed to a number of risks and uncertainties that are not uncommon to other companies in the same business.  The industry is capital intensive and subject to fluctuations in energy prices, market sentiment, foreign exchange and interest rates.  There is no certainty that properties which the Company has deferred as assets on its balance sheet will be realized at the amounts recorded.

The Company will need to raise additional capital for further exploration programs and for the development of economic oil and gas reserves and commencement of commercial production thereon.  Although the Company was successful in accessing the equity market during the past year, there is no assurance that such sources of financing will be available on acceptable terms, if at all.  Management is also pursuing debt financing.  There is no assurance that such sources of debt financing will be available on acceptable terms or in an amount necessary to fulfill the Company’s capital requirements.

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The information provided in this publication, including the financial statements, is the responsibility of management.  In the preparation of the Company’s financial statements, estimates are sometimes necessary to make a determination of future values of certain assets of liabilities.  Management believes such estimates have been based on careful judgments and have been properly reflected in the accompanying financial statements.

Management maintains a system of internal controls to provide reasonable assurance that the Company’s assets are safeguarded and to facilitate the preparation of relevant and timely information.

CAUTION REGARDING FORWARD LOOKING STATEMENTS

This publication contains certain “forward-looking statements”, as defined in the United States Private Securities Litigation Reform Act of 1995.  Such statements are based on the Company’s current expectations, estimates and projections about the industry, management’s beliefs and certain assumptions made by it; and involve a number of risks and uncertainties including but not limited to economic, competitive, governmental and geological factors effecting the Company’s operations, markets, products and prices and other risk factors.  Words such as “anticipates”, “expects”, “intends”, “plans”, “believes” or similar expressions are intended to identify forward-looking statements.  There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include the volatility of natural gas prices, the possibility that exploration efforts will not yield economically recoverable quantities of gas, accidents and other risks associated with gas exploration and development operations, the Company’s need for and availability of additional financing, and the other risk factors discussed in greater detail in the Company’s various filings with the Securities and Exchange Commission and Canadian securities regulators, including the Company’s Form 20-F dated December 31, 2005 and filed April 6, 2006 on Sedar.